SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, August 22, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America announces its preliminary air traffic figures for July 2014. Comparisons refer to July 2013 and 7M13.

              GOL’s July 2014 Highlights

      Domestic Load Factor reached 80%,  GOL’s highest ever July figure and 8.6p.p. up over the same month last year, giving a year to date domestic load factor of 77%.

      Domestic Demand increased by 8.1% in July and 8.9%  year to date.

      The Company maintained its focus on adjusting Domestic Supply, which fell by 3.6%  in the month and 2.4% year to date.

      The Company Transported  3.3 million Passengers in the Domestic Market in July, 9.4%  up year over year, and 21.4 million year to date, 10%  more than in the same period in 2013. As a result, GOL maintained its position as Brazil’s leading air carrier.

      International Demand grew by 12.4%,  fueled by a 5.8p.p.  increase in the international load factor in July, in line with the Company’s objective of increasing its foreign-currency revenue.

      GOL was the most punctual airline in July, with ratios of 95.9% and 95.2% on domestic and international flights, respectively, according to Infraero. As a result, GOL became the top-ranked South American airline according to Flight View’s global airlines on-time performance ratings.

OPERATING DATA	July 2014(*)	July 2013(*)	% Chg.	YTD 7M2014(*)	YTD 7M2013(*)	% Chg.
			(YoY)			(YoY)
Total System
ASK (mm)	4,266.7	4,387.3	-2.8%	28,413.7	28,895.2	-1.7%
RPK (mm)	3,375.3	3,109.0	8.6%	21,648.5	19,649.1	10.2%
Load Factor	79.1%	70.9%	8.2 p.p.	76.2%	68.0%	8.2 p.p.
Domestic Market
ASK (mm)	3,710.2	3,850.1	-3.6%	24,998.5	25,617.2	-2.4%
RPK (mm)	2,963.1	2,742.4	8.1%	19,223.6	17,656.8	8.9%
Load Factor	79.9%	71.2%	8.6 p.p.	76.9%	68.9%	8.0 p.p.
International Market
ASK (mm)	556.5	537.3	3.6%	3,415.2	3,278.0	4.2%
RPK (mm)	412.2	366.6	12.4%	2,424.9	1,992.3	21.7%
Load Factor	74.1%	68.2%	5.8 p.p.	71.0%	60.8%	10.0 p.p.

(*) Preliminary figures for July 2014 and National Civil Aviation Agency (ANAC) figures for other months.

1	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America offering, under the GOL and VARIG brands, around 910 daily flights to 67 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.